

December 20, 2010

Ralph S. Marimon
Vice President, Finance and Chief Financial Officer
QuickLogic Corporation
1277 Orleans Drive
Sunnyvale, CA 94089

  Re: **QuickLogic Corporation**
    Form 10-K for the fiscal year ended January 3, 2010
      Filed March 12, 2010
    Form 10-Q for the period ended October 3, 2010
    File No. 0-22671

Dear Mr. Marimon:

  We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the fiscal year ended January 3, 2010

Item 1. Business, page 3

1. Please tell us, with a view toward disclosure in future filings:

- the portion of your revenues related to the patent or patents set to expire in 2010. We note the disclosure in the penultimate paragraph on page 17; and

- the portion of your revenues derived from the intellectual property in dispute, as mentioned on Note 16 on pages 81-82, and which of your products or technology allegedly infringes on the plaintiff's patent. For example, does the dispute relate to the ViaLink technology mentioned on page 4, which you describe as the "foundation of [y]our competitive advantage?"

Item 11. Executive Compensation, page 86

2.   We refer to your disclosure in the second paragraph under "Cash-Based Compensation" that you have incorporated by reference from page 18 of your proxy statement. In future filings, please identify the companies in the peer group and disclose how the data was utilized, such as how the data relates to the compensation you pay to your NEOs.

3.   The first sentence of the third paragraph under the heading of "Cash-Based Compensation" states that base salaries and target incentive cash compensation are set within a range. The second sentence states that such compensation components are set based on performance and contribution and "numerous other factors." Please reconcile. To the extent you target total compensation or any components to the "range" you mention, please tell us, and revise future filings to disclose, that range. Also, if the amounts you actually pay deviate materially from that range, please tell us, and revise future filings to explain, the reasons for the difference.

4.   Please tell us, and revise future filings to clarify, how you determine the relative proportion of base salary and incentive compensation as it relates to the "range" mentioned in your disclosure.

Quarterly Report on Form 10-Q for the period ended October 3, 2010

Note 1 — The Company and Basis of Presentation, page 7

5.   We note that you recorded out of period adjustments of $209,000 and $131,000 during the period ended October 3, 2010. Please explain to us in greater detail the nature of the errors. In addition, please provide us with your full materiality analysis for 2010 and for any prior periods affected by the errors, including a discussion of how you considered the quantitative impact of the errors. For reference see SABs 99 and 108.

Liquidity and Capital Resources, page 26

6.   With a view toward clarified disclosure in future filings, please tell us the material purposes of your financing transactions with Silicon Valley Bank. For example, explain why during your third fiscal quarter you repaid the entire principal amount outstanding, reborrowed the same principal amount with the same interest rate and then, subsequent to the quarter end, repaid the entire principal amount again.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Eric Atallah, Staff Accountant at (202) 551-3663 or Lynn Dicker, Reviewing Accountant at (202) 551-3616 if you have questions regarding comments on the financial statements and related matters. Please contact Tom Jones, Staff Attorney at (202) 551-3286 or Geoff Kruczek, Reviewing Attorney at (202) 551-3608 with any other questions. In this regard, do not hesitate to contact me at (202) 551-3643 with any questions.

Sincerely,

Kevin L. Vaughn
Accounting Branch Chief